UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-278983, 333-278983-01, 333-278983-03 AND 333-278983-04) OF TOTALENERGIES SE, TOTALENERGIES CAPITAL INTERNATIONAL, TOTALENERGIES CAPITAL AND TOTALENERGIES CAPITAL USA, LLC, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TotalEnergies SE is providing on this Form 6-K (i) the Indenture among TotalEnergies Capital USA, LLC, TotalEnergies SE, The Bank of New York Mellon, acting through its London Branch, as Trustee, and The Bank of New York Mellon SA/NV, acting through its Dublin Branch, as Security Registrar, dated as of January 13, 2026 (the “Indenture”), in respect of the US$1,500,000,000 4.248% Guaranteed Notes Due 2031, the US$1,250,000,000 4.569% Guaranteed Notes Due 2033 and the US$750,000,000 4.857% Guaranteed Notes Due 2036 (collectively, the “Notes”); (ii) the Officer’s Certificate pursuant to Sections 301 and 102 of the Indenture; (iii) the form of Global Note for the US$1,500,000,000 4.248% Guaranteed Notes Due 2031 (incorporated by reference as Annex A to Exhibit 4.2), the form of Global Note for the US$1,250,000,000 4.569% Guaranteed Notes Due 2033 (incorporated by reference as Annex B to Exhibit 4.2) and the form of Global Note for the US$750,000,000 4.857% Guaranteed Notes Due 2036 (incorporated by reference as Annex C to Exhibit 4.2); (iv) the Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on January 13, 2026, pursuant to the Indenture, as to certain matters of French law; (v) the Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on January 13, 2026, pursuant to the Indenture, as to certain matters of United States law and (vi) the Consent of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the reference to Matthew Clayton under the heading “Legal Matters” in the preliminary prospectus supplement filed on January 6, 2026, and the final prospectus supplement filed on January 8, 2026, in each case relating to the sale by TotalEnergies Capital USA, LLC of the Notes.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1	Indenture among TotalEnergies Capital USA, LLC, TotalEnergies SE, The Bank of New York Mellon, acting through its London Branch, as Trustee, and The Bank of New York Mellon SA/NV, acting through its Dublin Branch, as Security Registrar, dated as of January 13, 2026.

Exhibit 4.2	Officer’s Certificate pursuant to Sections 301 and 102 of the Indenture dated as of January 13, 2026 among TotalEnergies Capital USA, LLC, TotalEnergies SE, The Bank of New York Mellon, acting through its London Branch, as Trustee, and The Bank of New York Mellon SA/NV, acting through its Dublin Branch, as Security Registrar.

Exhibit 4.3	The form of Global Note for the US$1,500,000,000 4.248% Guaranteed Notes Due 2031 (incorporated by reference as Annex A to Exhibit 4.2), the form of Global Note for the US$1,250,000,000 4.569% Guaranteed Notes Due 2033 (incorporated by reference as Annex B to Exhibit 4.2) and the form of Global Note for the US$750,000,000 4.857% Guaranteed Notes Due 2036 (incorporated by reference as Annex C to Exhibit 4.2).

Exhibit 5.1	Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on January 13, 2026, pursuant to the Indenture, as to certain matters of French law.

Exhibit 5.2	Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on January 13, 2026, pursuant to the Indenture, as to certain matters of United States law.

Exhibit 23.1	Consent of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the reference to Matthew Clayton under the heading “Legal Matters” in the preliminary prospectus supplement filed on January 6, 2026, and the final prospectus supplement filed on January 8, 2026, in each case relating to the sale by TotalEnergies Capital USA, LLC of the Notes (included in Exhibits 5.1 and 5.2 hereto).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 14, 2026	By:	/s/ Denis Toulouse
Name: Denis Toulouse
Title: Treasurer, authorized signatory